SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                                  April 1, 2003

                    Cambridge Antibody Technology Group PLC
                (Translation of Registrant's Name Into English)

          Milstein Building, Granta Park, Cambridge, CB1 6GH, England
                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

     Form 20-F ____X____ Form 40-F ________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

     Yes _________ No ____X_____

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-_____________

                                 EXHIBIT INDEX
                                 -------------

         This filing contains the following exhibits.




         EXHIBIT               DESCRIPTION
         -------               -----------

         99.1 Notification to the London Stock Exchange of major interests in the registrant's shares.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    1 April 2003         Cambridge Antibody Technology Group PLC

                              By:    /s/ Diane Mellett
                                     ---------------------------------
                              Name:      Diane Mellett
                              Title:     General Counsel